Liquid Media Unveils Predictive Analytics and Announces Strategic Partnership with Slated

Vancouver, BC – October 19, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced a strategic partnership with Slated, Inc. (“Slated”), further enhancing the Company’s analytic and optimization capabilities and Liquid’s four-phase solution engine, which is designed to drive sustainable growth for independent intellectual property (IP) owners and producers.

Further strengthening the critical first phase of the Liquid solution engine, Liquid and Slated are partnering to bring objective analysis to producers and other creative professionals using data analytics to measure the strength of a production’s talent and producing team, the quality of the script or screener and to optimize the potential for financial returns. Additionally, Slated will be offering its newly launched Screening Analysis virtual test screening service, which helps filmmakers optimize their films in post production and match completed films to the right distributors.

“Our partnership will enhance the incredibly important intelligence aspect of our four-phase business solution engine,” said Ron Thomson, CEO of Liquid Media. “Slated’s scoring system incorporates machine learning techniques and modern data science to evaluate and advance all aspects of a production, including the script, actors, production team, project financials, potential worldwide box office revenues and more. This objective, next-generation statistical analysis helps de-risk projects and predictively models how well they will perform, whether on traditional TV, streaming platforms or as a theatrical release to cinemas around the world.”

Liquid is adopting the Slated scoring system under the non-exclusive partnership agreement, as well as other services and tools from Slated to independently and objectively evaluate the development-readiness of select film, TV and other professional video content submitted to Liquid by third parties.

“Slated has been looking forward to this partnership since Ron first laid out his growth strategy for Liquid earlier this year,” said Tim Wesley, CEO of Slated. “We’re thrilled to make Slated’s Scoring System plus other services and tools available to Liquid’s projects, as well as introducing projects from Slated’s marketplace to Liquid’s ecosystem.”

Creative professionals and teams working with Liquid will receive preferential pricing for their project analysis through the Slated partnership, as well as critical insights to improve odds and an outlined path to next steps.

Using the Slated scoring methodology, the movie “Sound of Metal,” released by Amazon Studios in theaters and on Amazon Prime, was predicted to succeed four years before its release. After scoring 74 for its script, the film went on to delight audiences with a 97% score on Rotten Tomatoes, six Oscar nominations and two Oscar wins.

In addition to offering project scoring and predictive intelligence via the first phase of Liquid’s business solution engine, Liquid and Slated will also work together to provide packaging, financing, sales and distribution services to professional video entertainment film and TV projects.

About Slated:

Slated is the leading online film packaging, financing, and distribution marketplace, supplying the exploding global demand for great content. Slated’s predictive analytics, packaging tools, and high-quality deal flow empower filmmakers, talent, financiers, and distributors to make great movies.

Additional information is available at https://www.slated.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

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Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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Jane Owen

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+1 (323) 819-1122

jane@janeowenpr.com

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